VIA EDGAR

CORRESP

October 24, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Nepstar Chain Drugstore Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 20, 2011
File No. 001-33751

Dear Mr. Rosenberg, Ms. Mast and Ms. Akins,

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 26, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) of China Nepstar Chain Drugstore Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly. Our responses to the comments are as follows.

Notes To The Consolidated Financial Statements

2 Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-14

1.	Please refer to your response to comment two. You state that you do not meet the criteria for consolidation under the variable interest model and indicate that you consolidate based on ASC 810-10-15-18. Please provide us an analysis of how you meet the criteria for consolidation of the regional companies based on the criteria in ASC 810-10-15-18.

In response to the Staff’s comment to provide an analysis of how the Regional Companies meet the criteria for consolidation based on the criteria in ASC 810-10-15-18, the Company respectfully advises the Staff of the following:

As set out in the Company’s response to comment two from the Staff dated September 6, 2011, the Regional Companies were not determined to be variable interest entities.

As described in ASC Topic 810-10-05-14, the Consolidation of Entities Controlled by Contract Subsections provide guidance on the consolidation of entities controlled by contract that are not determined to be variable interest entities. As indicated in paragraph 810-10-15-19, the guidance in the Consolidation of Entities Controlled by Contract Subsections is to be applied to all entities controlled by contract, despite the fact that the context of the guidance is physician practice management entities. Similar to a physician practice management entity, the Company is precluded by law from owning a majority of equity interest in the Regional Companies. Therefore, the Company believes that foreign ownership in the Chinese pharmaceutical retail industry is an industry (other than an entity in the healthcare industry) in which a contractual management arrangement is established under circumstances similar to those addressed in ASC Topic 810-15-19.

The Company has established a controlling financial interest in the Regional Companies through contractual management arrangements. Specifically, the Company has controlling financial interest in the Regional Companies because, for the requisite period of time, the Company has control over the Regional Companies and the Company has a financial interest in the Regional Companies that meets all the requirements listed in ASC 810-10-15-22, as described below:

a)	Term. The contractual arrangements that Nepstar Pharmaceutical entered into with the Regional Companies, the Transferee Companies and their individual legal owners so that Nepstar Pharmaceutical could have the same unilateral control and economic risks and rewards as direct legal ownership of the Regional Companies (the “Contractual Agreements”) have either an indefinite term or an initial term of 10 years. Furthermore, the Contractual Agreements are not terminable by the Regional Companies under any circumstances and, the agreements with a 10-year term, are to be automatically renewed after the initial 10-year term on a rolling annual basis at the Company’s discretion.

b)	Control. The Contractual Agreements provide the Company (i) the exclusive authority over all decision making related to ongoing, major, and central operations of the Regional Companies as well as all compensation levels for all key employees (including those employees who are the shareholders in the Regional Companies) and (ii) the ability to establish and implement guidelines for the selection, hiring, and firing of all such employees.

c)	Financial interest. Under the terms of the Contractual Agreements, the Company has obtained significant financial interest in the Regional Companies and the Transferee Companies are prohibited from transferring their equity interests in the Regional Companies to any party other than the Company or its designated person. On the other hand, there is no such restriction imposed on the Company’s financial interests.

The terms of the Contractual Agreements also provide the Company with the right to receive income, from both ongoing fees (in the form of dividends, service fees and license fees) and proceeds from the sale of its interest in the Regional Companies, in an amount that fluctuates based on the performance of the operations of the Regional Companies and the change in the fair value thereof.

Based on the above analysis, the Company has concluded that it has a controlling financial interest in Regional Companies based on the criteria outlined in ASC 810-10-15-22.

2.	It appears based on your Organizational Structure chart on page 45 that you own 100% of Nepstar Pharmaceuticals, which is a Chinese entity. Please help us understand, in light of the restrictions of ownership of businesses in China, how you own 100% of Nepstar Pharmaceuticals.

The Company respectfully advises the Staff that the Company’s ownership of 100% equity interests in Nepstar Pharmaceutical is in compliance with PRC laws and regulations.

The Company has been advised by its PRC legal counsel that the PRC laws and regulations on foreign investment currently do not impose any limits on foreign ownership of domestic enterprises that engage in wholesale sales of pharmaceutical products in China. Foreign investment restrictions only apply to retail sales, which limit the number and size of retail pharmacy stores that a foreign investor may establish. If a foreign investor owns more than 30 stores that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s legal ownership of the equity interests in each of the stores is limited to 49%.

Nepstar Pharmaceutical engages only in the wholesale distribution business of pharmaceutical products. Further, Nepstar Pharmaceutical does not conduct any retail sales nor does it own more than 49% equity interests in any of the Regional Companies that operate the retail drugstores. Therefore, as advised by its PRC legal counsel, the Company is permitted to hold 100% equity interests in Nepstar Pharmaceutical under PRC laws and regulations.

Item 15. Controls And Procedures, page 91

3.	We have read your response to our prior comment four. The Finance Director and Chief Financial Officer who are the preparers of your financial statements do not have accounting training in U.S. GAAP other than having attended seminars and having been subordinates of former chief financial officers who had formal U.S. GAAP training. It appears, therefore, that the Financial Director and Chief Financial Officer do not possess sufficient knowledge of U.S. GAAP. Further, it appears that levels below the Financial Director and Chief Financial Officer responsible for the accounts of the subsidiaries that must be converted to U.S. GAAP also do not possess sufficient knowledge of U.S. GAAP. Given this lack of sufficient knowledge of U.S. GAAP, please re-assess your conclusions that your disclosure controls and procedures and your internal control over financial reporting was effective at December 31, 2010 and amend your filing accordingly. Disclose any material weaknesses such as the lack of U.S. GAAP expertise by the preparers of your financial statements.

The Company would like to clarify that the last chief financial officer (“CFO”) served in his role for substantially the whole of the year ended December 31, 2010. Although he left the Company in November 2010, there was no change in the Company’s operations or its accounting policies between the date of the resignation of the last CFO and the end of 2010. The Company’s former CFO received his MBA degree in 1993 from Michigan State University and then started his financial management career with Ford Motors Company in Michigan as a financial analyst. Subsequently, the Company’s former CFO served as department controller, assistant to the CFO or finance director in the China operations of global companies such as Ford Motor, Mundiphara Pharmaceuticals, Boston Scientific, and Case Corporation.

In addition to the presence of the former CFO at the Company for substantially all of 2010, the following describes why the Company believes its current chief financial officer (the “current CFO”), its current finance director (the “Finance Director”) and the headquarter finance managers subordinate to them (the “finance managers”) (collectively, the “finance team”) possess sufficient and adequate U.S. GAAP knowledge as it relates to preparation of the Company’s financial statements.

The Company does not believe sufficient U.S. GAAP (or any other GAAP) knowledge is solely obtained from formal university education or professional certification. Specifically, the Company believes that U.S. GAAP knowledge can be (and had been) obtained by its finance team from:

(1) The U.S. GAAP training the current CFO and the Finance Director have received from the Company’s former CFOs on the specific U.S. GAAP that has historically been (and currently is) applicable to the Company. In this regard, as described below, the Company respectfully submits that its operations (and related accounting) are neither complex nor do they involve the application of technically complex accounting standards and, therefore, the U.S. GAAP training received is appropriate given the simplicity of the Company’s operations;

(2) The finance team’s educational experience in generally accepted accounting principles of the People’s Republic of China (“PRC GAAP”) provides the finance team with certain appropriate U.S. GAAP knowledge, not only in areas where the GAAP accounting rules are the same (which the Company believes is relatively extensive given the simplicity of the Company’s operations) but also in the ability to identify accounting issues, and the skill set to research, interpret and implement accounting standards. The Company believes that such skill sets are obtained in any formal accounting education, regardless of the specific standards to which such skills are applied;

(3) Industry experience and work experience, which enables the finance team to maintain strong understanding of the business model and its financial impact;

(4) Periodic U.S. GAAP training and professional development; and

(5) Access to U.S. GAAP technical resources.

Further, the Company believes the ability to obtain knowledge in an applicable national or international standard by means other than formal education or certification in that standard has become more relevant, given the increasing harmonization (or planned harmonization) of accounting standards, the advanced guidelines identifying GAAP differences that have been prepared by standard-setters as a result of such harmonization efforts, and the tools available to professionals to identify GAAP differences.

The following summarizes the key attributes of the current CFO, the Finance Director and the finance managers:

•	Industry experience

The current CFO joined the Company in 2003 and served as the Company’s financial controller until November 2010. In November 2010, the Company’s board of directors appointed him as its CFO. He has strong knowledge of the retail store industry, from both an operating and accounting perspective. Prior to joining the Company, he worked at China Resources Supermarket Suzhou and Hong Kong, where he served as the chief financial officer from 1999 to 2001 and investment and development manager from 2001 to 2002, respectively.

The Finance Director and the finance managers have extensive industry experience in the retail industry, and have been with the Company for approximately seven years. They played an instrumental role in the preparation of the Company’s financial statements for the registration statement on Form F-1 in connection with the Company’s initial public filing in 2007. They also are responsible for preparing the Company’s financial statements in connection with the annual report on Form 20-F.

•	Educational background

The current CFO received a bachelor’s degree in accounting from the University of International Business and Economics in China in 1992. He is a PRC-certified accountant. The Finance Director received a bachelor’s degree in accounting from Hangzhou Dianzi University in 2000. Both of them have worked in the accounting profession since graduation. All of the finance managers also received university degrees in accounting or in business administration.

•	On-the-job training and work experience

The current CFO and the Finance Director received on-the-job training and practical work experience in U.S. GAAP by reporting to and being supervised by the Company’s former CFOs, both of whom were educated in the United States and had prior practical working experience with preparing U.S. GAAP financial statements. From 2007 to 2010, the current CFO and the Finance Director, in their respective positions under the Company’s former CFOs, were primarily responsible for preparing the Company’s financial statements under U.S. GAAP, which were then reviewed by the Company’s then-acting CFO. Their respective job duties under the Company’s former CFOs also included performing technical research on accounting issues and drafting memoranda to analyze and support accounting treatment, which were then reviewed by the respective supervising CFO at the time. They also received in-house training conducted by the former CFOs with regard to the application of U.S. GAAP as described below. This on-the-job training and work experience in U.S. GAAP, combined with their educational background and understanding of basic accounting principles and fundamentals, has enabled the current CFO and the Finance Director to obtain solid knowledge and understanding of U.S. GAAP as it relates to the preparation of the Company’s financial statements.

•	Continuing professional development

The current CFO and the Finance Director regularly attend accounting seminars and training courses on PRC GAAP provided by the Ministry of Finance of China to accounting professionals. In addition, they have attended seminars and courses relating to U.S. GAAP accounting updates and developments, and regularly receive electronic circulars on U.S. GAAP developments provided by the Company’s external auditor. To highlight examples of the foregoing, they attended the “Conference of SEC Reporting and SOX Compliance” held by The Center for Professional Education, Inc. in June 2009 and the “U.S. SEC Updates and Trends Seminar” hosted by KPMG China in November 2010.

•	Access to U.S. GAAP technical resources

The current CFO, the Finance Director and the finance managers all have access to U.S. GAAP resources and literature. They possess adequate English language skills to understand U.S. GAAP literature written or presented in English.

The Company also considered the following facts and circumstances that supported and confirmed its assessment that the current CFO and the Finance Director, as well as the finance team, possess sufficient and adequate knowledge of U.S. GAAP as it relates to the preparation of the Company’s consolidated financial statements:

1.	Internal Audit

The testing of the effectiveness of internal controls over financial reporting was led by the Internal Audit Director. The results of the testing did not identify any material weaknesses in the Company’s internal control over financial reporting. The Company’s Internal Audit director is a member of the Chinese Institute of Certified Public Accountants (“CICPA”) as well as being a certified internal auditor. Prior to joining the Company in 2009, she worked as an independent public accountant at Ernst & Young China. Her engagements included the audits of U.S.-listed companies’ financial statements prepared under U.S. GAAP. She regularly attends training courses provided by international auditing firms and educational institutions, such as The Center for Professional Education, Inc. The training courses included topics relating to best practices for reporting under U.S. GAAP and internal control over financial reporting.

2.	Audit Committee

The three members of the audit committee of the board of directors of the Company (the “Audit Committee”), who are all qualified to be named financial experts, actively provide oversight over the Company’s financial reporting under U.S. GAAP and its internal control over financial reporting. The academic background and experience of the Audit Committee members are detailed in the Company’s letter to the Staff dated August 15, 2011. The Audit Committee receives reports from the CFO and the Internal Audit Director on financial and internal control aspects of the Company on a quarterly basis. On such occasions, they review the quarterly financial information and annual financial statements to be publicly announced, as the case may be, and discuss critical matters with management so as to make sure the financial reporting and disclosures comply with the relevant requirements. In addition, the Audit Committee members enquire or comment on non-routine matters, for example, accounting treatment of business combinations or specific procedures to be established governing new sales channels, among other matters, on an as-needed basis via in-person meetings or telephone conference calls. Since the IPO and including 2010, the Audit Committee had no adverse comment on the quality of the Company’s financial reporting nor did they find any material error therein. This is consistent with the fact that no audit adjustment had been communicated by the Company’s external auditor or raised to the Audit Committee’s attention during this period.

3.	Internal Policies and Procedures

The Company’s former CFOs established a comprehensive set of policies and procedures with regard to the Company’s financial reporting and disclosure requirements under U.S. GAAP. The two former CFOs also established a U.S. GAAP account disclosure checklist for the finance team to refer to when preparing the Company’s financial statements under U.S. GAAP. The policies and procedures and disclosure checklist have been constantly updated to reflect new developments in U.S. GAAP and consistently followed by the Company’s finance team when preparing the Company’s financial statements under U.S. GAAP. Further, the two former CFOs developed internal training materials and conducted in-house training to the finance team.

4.	Nature of the Company’s Operations

The business in which the Company operates does not require any specialized industry U.S. GAAP accounting, such as in the airline, entertainment, software, real estate, or financial services industry. The Company’s business model is not complex and has not changed since the Company’s inception. The Company operates a drugstore retailing business through a network of directly-owned store outlets. Revenues are primarily from cash sales of consumable and pharmaceutical products to millions of individual consumers through retail outlets. The Company purchases merchandise inventories from diversified manufacturers / wholesalers. In the years following the initial public offering of the Company in 2007, there has been no alteration to the business model nor has there been any complex corporate transaction undertaken by the Company, including any issuances of financial or equity instruments or entering into any derivatives transactions.

5.	Conversion from PRC GAAP to U.S. GAAP

The process of converting financial information under PRC GAAP to U.S. GAAP as applicable to the Company is not complex, and has been performed with the aid of established policies and procedures since 2007. In light of the simplicity of the Company’s business operations and the fact that PRC GAAP is in the process of converging with International Financial Reporting Standards (“IFRS”), the PRC GAAP to U.S. GAAP adjustments are minimal. During the development of the new PRC GAAP, the China Accounting Standards Committee (“CASC”) involved the International Accounting Standards Board (“IASB”) in confirming the extent to which the new PRC GAAP converged with IFRS. This culminated in a joint statement on November 8, 2005, in which the CASC and the IASB affirmed that the new PRC GAAP had achieved convergence with IFRS. In the case of the convergence of the new PRC GAAP to IFRS, a limited number of specific differences were noted in the 2005 announcement. Although there are a few specific differences between PRC GAAP and IFRS and certain major accounting differences still exist between IFRS and U.S. GAAP, a majority of these differences are not applicable to the Company.

Based on the foregoing, and considering the totality of the facts and circumstances described above, and the fact that the Company’s last CFO served in the role for substantially all of 2010, the Company does not believe that there was a material weakness in the Company’s internal control over financial reporting, or that its disclosure controls and procedures or internal control over financial reporting were not effective as of December 31, 2010.

The Company respectfully advises the Staff that a re-assessment of its disclosure controls and internal control over financial reporting has been conducted and the conclusion is the same as previously reported. The Company is evaluating its needs with respect to hiring other qualified personnel or engaging a professional services firm to supplement the finance team’s U.S. GAAP knowledge going forward, as appropriate.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zixin Shao
Zixin Shao
Chief Financial Officer